Exhibit 99.4

Paris, April 29, 2011

First quarter 2011 results

	1Q11	Change vs 1Q10
Adjusted net income[1]

- in billion euros (B€)	3.1	+35%
- in billion dollars (B$)	4.2	+34%

- in euros per share	1.38	+35%
- in dollars per share	1.89	+33%

Net income (Group share) of 3.9 B€ in the first quarter 2011

Net-debt-to-equity ratio of 19.3% as of March 31, 2011

Hydrocarbon production of 2,371 kboe/d in the first quarter 2011

Interim dividend for 1Q11 of 0.57 €/share payable in September 2011[2]

Commenting on the results, Chairman and CEO Christophe de Margerie said:

« Growing geopolitical tensions and the aftermath of the earthquake in Japan will shift the balance of the global energy markets. In the face of these new challenges, Total confirms its strategy of investing to increase its production to better respond to changes in energy demand and in the energy mix.

In a context of rising hydrocarbon prices, the quality and diversity of the asset portfolio allowed adjusted net income to increase by 35% compared to the first quarter 2010. All of the segments contributed to this increase, particularly the Upstream, which benefited from its leverage to the increase in the price of hydrocarbons.

Leveraging its industrial expertise and financial strength, Total demonstrated during the first quarter its ability to finalize strategic operations. Following major transactions in Canada and Australia, Total entered into partnerships in Russia and in Uganda to create two major new production zones for the company. In addition, by agreeing to sell its interest in Cepsa and by offering to acquire SunPower, Total is actively managing its portfolio, orienting it mainly toward the Upstream, with more competitive Downstream-Chemicals and a more important new energies sector.

By continuing to adapt its integrated model to changes in the market, the development of the Group is mainly in growth areas. For this development to be sustainable and profitable for all its stakeholders, everyone at Total must continue to incorporate safety and acceptability into their daily operations. »

[1]

adjusted results defined on page 2 - dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period : 1.3680 $/€ for the 1st quarter 2011, 1.3829 $/€ for the 1st quarter 2010, 1.3583 $/€ for the 4th quarter 2010.

[2]

the ex-dividend date for the interim dividend will be September 19, 2011. The remaining 1.14 euros/share dividend related to 2010 will be paid on May 26, 2011, pending approval at the Annual Meeting of Shareholders in Paris on Friday, May 13, 2011.

Key figures3

in millions of euros except earnings per share and number of shares	1Q11	4Q10	1Q10	1Q11 vs 1Q10

Sales	46,029	40,157	37,603	+22%

Adjusted operating income from business segments	6,369	5,102	4,506	+41%

Adjusted net operating income from business segments	3,363	2,736	2,283	+47%
• Upstream	2,849	2,300	1,971	+45%
• Downstream	276	266	155	+78%
• Chemicals	238	170	157	+52%

Adjusted net income	3,104	2,556	2,296	+35%

Adjusted fully-diluted earnings per share (euros)	1.38	1.14	1.02	+35%

Fully-diluted weighted-average shares (millions)	2,251.1	2,247.9	2,242.7	—

Net income (Group share)	3,946	2,030	2,613	+51%

Investments[4]	5,683	5,026	3,709	+53%

Divestments	663	1,344	1,048	-37%

Net investments	5,020	3,682	2,661	+89%

Cash flow from operations	5,714	3,387	5,260	+9%

Adjusted cash flow from operations	4,945	4,648	3,739	+32%

in millions of dollars [5] except earnings per share and number of shares	1Q11	4Q10	1Q10	1Q11 vs 1Q10

Sales	62,968	54,545	52,001	+21%

Adjusted operating income from business segments	8,713	6,930	6,231	+40%

Adjusted net operating income from business segments	4,601	3,716	3,157	+46%
• Upstream	3,897	3,124	2,726	+43%
• Downstream	378	361	214	+77%
• Chemicals	326	231	217	+50%

Adjusted net income	4,246	3,472	3,175	+34%

Adjusted fully-diluted earnings per share (dollars)	1.89	1.54	1,42	+33%

Fully-diluted weighted-average shares (millions)	2,251.1	2,247.9	2,242.7	—

Net income (Group share)	5,398	2,757	3,614	+49%

Investments[4]	7,774	6,827	5,129	+52%

Divestments	907	1,826	1,449	-37%

Net investments	6,867	5,001	3,680	+87%

Cash flow from operations	7,817	4,601	7,274	+7%

Adjusted cash flow from operations	6,765	6,313	5,171	+31%

[3]

adjusted results (adjusted operating income, adjusted net operating income and adjusted net income) are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value from January 1, 2011, and, through June 30, 2010, excluding Total’s equity share of adjustments related to Sanofi-Aventis; adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are on page 15 and the inventory valuation effect are explained on page 12.

[4]	including acquisitions.
[5]	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

— Highlights since the beginning of the first quarter 2011

•	Agreement to sell the 48.83% interest in CEPSA held by Total to IPIC (Abu Dhabi) and entry into a cooperative agreement with IPIC for oil and gas development

•	Acquired 12.08% of the Russian company Novatek and agreed to acquire a 20% stake in the Yamal LNG project

•	Acquired a 33.33% interest in Blocks 1, 2 and 3A in Uganda

•	Acquired several permits in Argentina to evaluate the shale gas potential

•	New discoveries on the Moho Bilondo permit offshore Congo and near the Laggan and Tormore fields offshore in the UK

•	Launched the development of the GLNG project in Australia to extract and liquefy coal seam gas

•	Agreement with CNPC on the development program for unconventional gas in the South Sulige field in China

•	Started gas and condensate production on the Itau field in Bolivia

•	Solar energy : launched a public offer for up to 60% of the U.S. company SunPower and entered into an agreement to acquire 50% of Tenesol[6]

— Results for the first quarter 2011

> Operating income

In the first quarter 2011, the Brent price averaged 105.4 $/b, an increase of 38% compared to the first quarter 2010 and 22% compared to the fourth quarter 2010. The European refining margin indicator (ERMI) averaged 24.6 $/t, a decrease compared to the first and fourth quarters of 2010. The environment for the Chemicals remained satisfactory despite an increase in raw material costs.

The euro-dollar exchange rate averaged 1.37 $/€ in the first quarter 2011, close to the level of 1.38 $/€ in the first quarter 2010 and 1.36 $/€ in the fourth quarter 2010.

In this environment, the adjusted operating income from the business segments7 was 6,369 M€, an increase of 41% compared to the first quarter 2010. Expressed in dollars, the increase was 40%.

The effective tax rate8 for the business segments fell from 57% in the first quarter 2010 to 55% in the first quarter 2011, essentially due to a decrease in the effective tax rate for the Upstream.

Adjusted net operating income from the business segments was 3,363 M€ in the first quarter 2011 compared to 2,283 M€ in the first quarter 2010, an increase of 47%. The larger increase, relative to the increase in the adjusted operating income from the business segments, is essentially due to the lower effective tax rate between the two periods.

Expressed in dollars, the adjusted net operating income from the business segments was 4.6 billion dollars (B$), an increase of 46% compared to the first quarter 2010.

[6]	excluding Tenesol’s operations in France’s overseas departments and territories.
[7]	special items affecting operating income from the business segments had no impact in the first quarter 2011 and had a negative impact of 50 M€ in the first quarter 2010.
[8]

defined as: (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income).

> Net income (Group share)

Adjusted net income was 3,104 M€ in the first quarter 2011 compared to 2,296 M€ in the first quarter 2010, an increase of 35%. Expressed in dollars, adjusted net income increased by 34%.

Effective July 1, 2010, the Group no longer accounts for its interest in Sanofi-Aventis as an equity affiliate. In the first quarter 2010, the contribution to the Group’s adjusted net income from Sanofi Aventis was 149 M€. Excluding the contribution of Sanofi-Aventis, the Group’s first quarter 2011 adjusted net income increased by 45% in euros and 43% in dollars compared to the first quarter 2010.

Adjusted net income excludes the after-tax inventory effect, special items and from January 1, 2011, the effect of changes in fair value9:

•	The after-tax inventory effect had a positive impact of 946 M€ in the first quarter 2011 and a positive impact of 344 M€ in the first quarter 2010.

•	The changes in fair value had a positive effect of 63 M€ in the first quarter 2011.

•

Special items had a negative impact on net income of 167 M€ in the first quarter 2011, comprised essentially of the increase in the deferred tax liability due to the change in UK taxes. Special items had a positive impact on net income of 14 M€ in the first quarter 2010.

•	In the first quarter 2010, the Group’s share of adjustment items related to Sanofi-Aventis had a negative impact on net income of 41 M€.

Net income (Group share) was 3,946 M€ compared to 2,613 M€ in the first quarter 2010.

The effective tax rate8 for the Group was 55.6% in the first quarter 2011.

Adjusted fully-diluted earnings per share, based on 2,251.1 million fully-diluted weighted-average shares, was 1.38 euros compared to 1.02 euros in the first quarter 2010, an increase of 35%.

Expressed in dollars, adjusted fully-diluted earnings per share increased 33% to $1.89.

> Investments – divestments10

Investments, excluding acquisitions and including net investments in equity affiliates and non-consolidated companies, were 2.8 B€ (3.8 B$) in the first quarter 2011, an increase of 15% compared to 2.4 B€ (3.4 B$) in the first quarter 2010.

Acquisitions were 2.5 B€ in the first quarter 2011, comprised essentially of the acquisition of interests in the Fort Hills and Voyageur projects in Canada and the additional 7.5% interest in the GLNG project in Australia.

Asset sales in the first quarter 2011 were 296 M€, essentially comprised of Sanofi-Aventis shares.

Net investments11 were 5.0 B€ (6.9 B$) in the first quarter 2011 compared to 2.7 B€ (3.7 B$) in the first quarter 2010.

[9]	adjustment items explained on page 12.
[10]	detail shown on page 16.
[11]

net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.

> Cash flow

Cash flow from operations was 5,714 M€ in the first quarter 2011, an increase of 9% compared to the first quarter 2010, reflecting mainly the increase in net income offset for the most part by a change in working capital that was less favorable than in the first quarter 2010.

Adjusted cash flow from operations12 was 4,945 M€, an increase of 32%.

Expressed in dollars, adjusted cash flow from operations was 6.8 B$, an increase of 31%.

The Group’s net cash flow13 was 694 M€ compared to 2,599 M€ in the first quarter 2010, a decrease of 73%.

Expressed in dollars, the Group’s net cash flow was 0.9 B$ in the first quarter 2011, or a decrease of 74% compared to the first quarter 2010, essentially due to higher acquisitions and lower asset sales.

The net-debt-to-equity ratio was 19.3% on March 31, 2011 compared to 22.2% on December 31, 2010 and 21.5% on March 31, 2010.

[12]	cash flow from operations at replacement cost before changes in working capital.
[13]	net cash flow = cash flow from operations - net investments.

— Analysis of business segment results

Upstream

> Environment – liquids and gas price realizations*

	1Q11	4Q10	1Q10	1Q11 vs 1Q10

Brent ($/b)	105.4	86.5	76.4	+38%

Average liquids price ($/b)	99.5	83.7	74.2	+34%

Average gas price ($/Mbtu)	6.19	5.62	5.06	+22%

Average hydrocarbons price ($/boe)	71.7	61.9	55.5	+29%

*	consolidated subsidiaries, excluding fixed margin and buy-back contracts.

> Production

Hydrocarbon production	1Q11	4Q10	1Q10	1Q11 vs 1Q10

Combined production (kboe/d)	2,371	2,387	2,427	-2%

• Liquids (kb/d)	1,293	1,337	1,373	-6%

• Gas (Mcf/d)	5,880	5,692	5,829	+1%

Hydrocarbon production was 2,371 thousand barrels of oil equivalent per day (kboe/d) in the first quarter 2011, a decrease of 2.3% compared to the first quarter 2010, essentially as a result of:

•	-1% for changes in the portfolio,

•	-2% for the price effect [14],

•	-0.5% for the situation in Libya,

•	+1% for lower OPEC reductions.

Production ramp-ups on new projects offset the normal decline in the first quarter 2011.

[14]	impact of changing hydrocarbon prices on entitlement volumes.

Results

in millions of euros	1Q11	4Q10	1Q10	1Q11 vs 1Q10

Adjusted operating income*	5,821	4,695	4,161	+40%

Adjusted net operating income*	2,849	2,300	1,971	+45%

• includes income from equity affiliates	374	313	335	+12%

Investments	5,232	3,942	3,143	+66%

Divestments	335	771	87	x4

Cash flow from operating activities	4,643	3,908	4,680	-1%

Adjusted cash flow	4,271	3,619	3,124	+37%

*	detail of adjustment items shown in the business segment information annex to financial statements.

Adjusted net operating income from the Upstream segment was 2,849 M€ in the first quarter 2011 compared to 1,971 M€ in the first quarter 2010, an increase of 45%. Expressed in dollars, adjusted net operating income for the Upstream segment increased by 43%, reflecting essentially the impact of higher hydrocarbon prices.

The effective tax rate for the Upstream segment was 57.6% compared to 60.0% in the first quarter 2010, mainly due to portfolio mix effects and a higher contribution from the downstream gas activity in the first quarter 2011 than in the first quarter 2010.

The return on average capital employed (ROACE15) for the Upstream segment was 22%, for the twelve months ended March 31, 2011, an increase compared to the 21% ROACE in the full year 2010.

The annualized first quarter 2011 ROACE for the Upstream segment was 26%.

[15]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 18.

Downstream

> Refinery throughput and utilization rates*

	1Q11	4Q10	1Q10	1Q11 vs 1Q10

Total refinery throughput (kb/d)	2,012	1,832	1,993	+1%

• France	745	550	680	+10%
• Rest of Europe	1,047	1,039	1,050	—
• Rest of world	220	243	263	-16%

Utilization rates**

• Based on crude only	79%	66%	73%
• Based on crude and other feedstock	85%	71%	77%

*	includes share of CEPSA and, starting October 2010, of TotalErg
**	based on distillation capacity at the beginning of the year

First quarter 2011 refinery throughput was in line with the first quarter 2010. Utilization rates improved in the first quarter 2011, while in the first quarter 2010 various technical incidents and strikes in France affected throughput volumes. First quarter 2011 volumes were, however, affected by work at the Lindsey refinery and by work related to the start-up of the coker at the Port Arthur refinery.

> Results

in millions of euros (except the ERMI)	1Q11	4Q10	1Q10	1Q11 vs 1Q10

European refining margin indicator - ERMI ($/t)	24.6	32.3	29.5	-17%

Adjusted operating income*	286	274	191	+50%

Adjusted net operating income*	276	266	155	+78%

• includes income from equity affiliates	24	61	14	+71%

Investments	264	757	456	-42%

Divestments	23	433	27	-15%

Cash flow from operating activities	1,158	(955)	454	x2.6

Adjusted cash flow	360	753	323	+11%

*	detail of adjustment items shown in the business segment information annex to financial statements.

The European refinery margin indicator (ERMI) averaged 24.6 $/t in the first quarter 2011, a decrease of 17% compared to the first quarter 2010.

Adjusted net operating income from the Downstream segment was 276 M€ in the first quarter 2011, an increase of 78% compared to the first quarter 2010.

Expressed in dollars, adjusted net operating income from the Downstream segment increased by 77% compared to the first quarter 2010. Despite lower refining margins, the first quarter 2011 results benefitted from the higher utilization rate in Europe, while the first quarter 2010 results was affected by the impact of technical incidents and strikes.

The ROACE16 for the Downstream segment was 9% for the twelve months ended March 31, 2011, compared to 8% for the full-year 2010.

The annualized first quarter 2011 ROACE for the Downstream segment was 7%.

[16]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 18.

Chemicals

in millions of euros	1Q11	4Q10	1Q10	1Q11 vs 1Q10

Sales	5,105	4,218	4,223	+21%

• Base chemicals	3,319	2,579	2,532	+31%

• Specialties	1,786	1,639	1,691	+6%

Adjusted operating income*	262	133	154	+70%

Adjusted net operating income*	238	170	157	+52%

• Base chemicals	119	67	44	x2.7

• Specialties	121	109	117	+3%

Investments	171	292	94	+82%

Divestments	14	23	6	x2.3

Cash flow from operating activities	(144)	332	(90)	na

Adjusted cash flow	289	189	228	+27%

*	detail of adjustment items shown in the business segment information annex to financial statements.

Petrochemical margins were higher in the first quarter 2011 than in the first quarter 2010. The environment for Specialty Chemicals remained favorable thanks to sustained demand across most the segment’s market sectors.

Sales for the Chemical segment were 5,105 M€, an increase of 21% compared to the first quarter 2010.

The adjusted net operating income for the Chemicals segment was 238 M€ in the first quarter 2011, an increase of 52% compared to the first quarter 2010. The improvement in the results compared to the same quarter last year came from each of the sectors and was driven mainly by the improvement in the petrochemicals environment as well as by the increased contribution from activities in Qatar and South-Korea.

The ROACE17 of the Chemicals segment was 12% for the twelve months ended March 31, 2011, stable compared to the ROACE for the full-year 2010.

The annualized first quarter 2011 ROACE for the Chemicals segment was 13%.

[17]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 18.

— Summary and outlook

The ROACE18 for the Group for the twelve months ended March 31, 2011, was 17%, an increase compared to the 16% ROACE for the full-year 2010. The annualized first quarter 2011 ROACE for the Group was 18%.

Return on equity (ROE) for the twelve months ended March 31, 2011, was 20%, an increase compared to the 19% ROE for the full-year 2010.

Pending approval at the Annual General Meeting on May 13, 2011, TOTAL S.A. will pay on May 26, 2011, the 1.14 € per share19 remainder of the 2010 dividend, which is equal in amount to the interim dividend paid in November 2010. The full-year 2010 dividend will represent a total of 2.28 € per share.

In late October 2010, Total announced that it would begin paying its interim dividends on a quarterly basis starting in 2011. For the interim dividend related to the first quarter 2011, the Board of Directors decided on April 28, 2011, to pay 0.57 € per share on September 22, 201120, or one-quarter of the full-year 201021 dividend.

Total completed the sale of its Cameroon exploration-production subsidiary in April, and over the coming months it intends to finalize several other previously announced asset sales, including its interest in CEPSA for around 5 B$, part of its resins activities from the Chemicals segment, and an interest in the Joslyn field in Canada. In addition, the Group is continuing to work on the sale of its refining and marketing activities in the UK as well as the ongoing sale of its shares in Sanofi-Aventis. The sum of these asset sales is expected to be approximately 10 B$ this year. Together with the strategic acquisitions made recently, these asset sales demonstrate the Group’s strategy to actively manage its asset portfolio while preserving its financial flexibility and strong balance sheet.

In the Upstream segment, second quarter 2011 production will include the positive impact of consolidating the Group’s interest in Novatek as an equity affiliate effective April 1, 2011. However, production will also include the negative impact of the shut-down in Libya, which represents approximately 2% of the Group’s production on a full-year basis.

Total is continuing to develop its major projects; for example, on the Pazflor project, the FPSO arrived in Angola in early April and is scheduled to start up as expected in the fourth quarter 2011.

In the Downstream segment, the second quarter will benefit from the start-up of the new deep-conversion unit at the Port Arthur refinery in the U.S., which makes this refinery one of the most competitive in North America.

In the Chemicals segment, Total is investing to improve the energy efficiency and competitiveness of its Normandy plant and to increase its production capacity in South-Korea and Qatar. In China, the Group is benefitting from doubling the capacity of its polystyrene facility in Foshan during the first quarter 2011.

Since the start of the second quarter 2011, the price of Brent continued to increase and is trading above 120 $/b. European refining margins have decreased compared to the first quarter, reflecting mainly the impact of the sharp increase in oil prices.

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To listen to CFO Patrick de la Chevardière’s conference call with financial analysts today at 15:00 (Paris time) please log on to www.total.com or call +44 (0)207 162 0177 in Europe or +1 334 323 6203 in the U.S. (listen only). For a replay, please consult the website or call +44 207 031 4064 in Europe or 1 954 334 0342 in the US (code : 890 448).

[18]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 18.
[19]	the ex-dividend date for the remainder of the 2010 dividend will be May 23, 2011.
[20]	the ex-dividend date for the interim quarterly dividend will be September 19, 2011.
[21]	pending approval at the May 13, 2011 Annual General Meeting.

This document may contain forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL.

Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group with the French Autorité des Marchés Financiers and the U.S. Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL.

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Downstream and Chemicals segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

As from January 1, 2011, the effect of changes in fair value presented as an adjustment item reflects for some transactions differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

(iv)	Until June 30, 2010, TOTAL’s equity share of adjustment items reconciling “Business net income” to Net income attributable to equity holders of Sanofi-Aventis

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value as from January 1st, 2011 and excluding TOTAL’s equity share of adjustment items related to Sanofi-Aventis until June 30, 2010.

Dollar amounts presented herein represent euro amounts converted at the average euro-dollar exchange rate for the applicable period and are not the result of financial statements prepared in dollars.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File N° 1-10888, available from us at 2, place Jean Millier – La Défense 6 – 92078 Paris – La Défense Cedex, France, or at our Web site: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s Web site: www.sec.gov.

12

First quarter 2011 operating information by segment

— Upstream

Combined liquids and gas production by region (kboe/d)	1Q11	4Q10	1Q10	1Q11 vs 1Q10

Europe	582	573	647	-10%

Africa	691	764	746	-7%

Middle East	581	540	516	+13%

North America	68	68	66	+3%

South America	185	179	172	+8%

Asia-Pacific	242	241	254	-5%

CIS	22	22	26	-15%

Total production	2,371	2,387	2,427	-2%

Includes equity and non-consolidated affiliates	500	477	415	+20%

Liquids production by region (kb/d)	1Q11	4Q10	1Q10	1Q11 vs 1Q10

Europe	263	265	301	-13%

Africa	551	614	620	-11%

Middle East	325	310	302	+8%

North America	32	30	32	—

South America	82	83	72	+14%

Asia-Pacific	28	22	32	-13%

CIS	12	13	14	-14%

Total production	1,293	1,337	1,373	-6%

Includes equity and non-consolidated affiliates	325	318	284	+14%

Gas production by region (Mcf/d)	1Q11	4Q10	1Q10	1Q11 vs 1Q10

Europe	1,743	1,676	1,940	-10%

Africa	717	739	644	+11%

Middle East	1,390	1,253	1,188	+17%

North America	204	214	188	+9%

South America	571	533	554	+3%

Asia-Pacific	1,202	1,226	1,249	-4%

CIS	53	51	66	-20%

Total production	5,880	5,692	5,829	+1%

Includes equity and non-consolidated affiliates	947	857	709	+34%

Liquefied natural gas	1Q11	4Q10	1Q10	1Q11 vs 1Q10

LNG sales* (Mt)	3.38	3.12	2.85	+19%

*	sales, Group share, excluding trading ; 2010 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2010 SEC coefficient.

— Downstream

Refined products sales by region (kb/d)*	1Q11	4Q10	1Q10	1Q11 vs 1Q10

Europe	2,019	1,968	1,949	+4%

Africa	294	295	286	+3%

Americas	102	95	147	-31%

Rest of world	167	165	145	+15%

Total consolidated sales	2,582	2,523	2,527	+2%

Trading	1,187	1,307	990	+20%

Total refined product sales	3,769	3,830	3,517	+7%

*	includes share of CEPSA and, starting October 2010, of TotalErg.

Adjustment items

— Adjustments to operating income from business segments

in millions of euros	1Q11	4Q10	1Q10

Special items affecting operating income from the business segments	—	(1,305)	(50)

• Restructuring charges	—	—	—

• Impairments	—	(1,393)	—

• Other	—	88	(50)

Pre-tax inventory effect : FIFO vs. replacement cost	1,356	397	486

Effect of changes in fair value	84	—	—

Total adjustments affecting operating income from the business segments	1,440	(908)	436

— Adjustments to net income (Group share)

in millions of euros	1Q11	4Q10	1Q10

Special items affecting net income (Group share)	(167)	(809)	14

• Gain on asset sales	11	352	129

• Restructuring charges	—	(42)	—

• Impairments	—	(1,058)	(59)

• Other	(178)	(61)	(56)

After-tax inventory effect : FIFO vs. replacement cost	946	283	344

Effect of changes in fair value	63	—	—

Equity share of adjustment items related to Sanofi-Aventis	—	—	(41)*

Total adjustments to net income	842	(526)	317

*	based on Total’s share in Sanofi-Aventis of 6.2% at 3/31/2010. Effective July 1, 2010, Sanofi-Aventis is no longer treated as an equity affiliate.

Effective tax rates

Effective tax rate*	1Q11	4Q10	1Q10

Upstream	57.6%	58.9%	60.0%

Group	55.6%	57.2%	57.1%

*	tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates, dividends received from investments, and impairments of acquisition goodwill + tax on adjusted net operating income).

Investments – Divestments

in millions of euros	1Q11	4Q10	1Q10	1Q11 vs 1Q10

Investments excluding acquisitions*	2,787	3,454	2,427	+15%

• Capitalized exploration	217	462	199	+9%

• Net investments in equity affiliates and non-consolidated companies	(208)	(315)	111	na

Acquisitions	2,529	970	1,217	x2.1

Investments including acquisitions*	5,316	4,424	3,644	+46%

Asset sales	296	742	965	-69%

Net investments**	5,020	3,682	2,661	+89%

expressed in millions of dollars***	1Q11	4Q10	1Q10	1Q11 vs 1Q10

Investments excluding acquisitions*	3,813	4,692	3,356	+14%

• Capitalized exploration	297	628	275	+8%

• Net investments in equity affiliates and non-consolidated companies	(285)	(427)	154	na

Acquisitions	3,460	1,318	1,683	x2.1

Investments including acquisitions*	7,272	6,009	5,039	+44%

Asset sales	405	1,008	1,334	-70%

Net investments**	6,867	5,001	3,680	+87%

*	includes net investments in equity affiliates and non-consolidated companies.
**	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.
***	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

Net-debt-to-equity ratio

in millions of euros	3/31/2011	12/31/2010	3/31/2010

Current borrowings	11,674	9,653	6,840

Net current financial assets	(1,709)	(1,046)	(654)

Non-current financial debt	20,215	20,783	19,727

Hedging instruments of non-current debt	(1,352)	(1,870)	(1,212)

Cash and cash equivalents	(17,327)	(14,489)	(12,954)

Net debt	11,501	13,031	11,747

Shareholders’ equity	62,535	60,414	57,283

Estimated dividend payable*	(3,832)	(2,553)	(3,821)

Minority interests	898	857	1,083

Equity	59,601	58,718	54,545

Net-debt-to-equity ratio	19.3%	22.2%	21.5%

*	based on a 2010 dividend of 2.28 €/share, after deducting the interim dividend of 1.14 € per share paid in November 2010.

2011 Sensitivities*

	Scenario	Change	Impact on adjusted operating income(e)	Impact on adjusted net operating income(e)

Dollar	1.30 $/€	+0.1 $ per €	-1.6 B€	-0.8 B€

Brent	80 $/b	+1 $/b	+0.27 B€ / 0.35 B$	+0.13 B€ / 0.17 B$

European refining margins ERMI	30 $/t	+1 $/t	+0.07 B€ / 0.09 B$	+0.05 B€ / 0.07 B$

*	sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. The impact of the €-$ sensitivity on adjusted operating income and adjusted net operating income attributable to the Upstream segment are approximately 80% and 75% respectively, and the remaining impact of the €-$ sensitivity is essentially in the Downstream segment.

Return on average capital employed

— Twelve months ended March 31, 2011

in millions of euros	Upstream	Downstream	Chemicals	Segments	Group

Adjusted net operating income	9,475	1,289	938	11,702	11,599

Capital employed at 3/31/2010*	39,925	15,634	7,412	62,971	67,099

Capital employed at 3/31/2011*	44,528	14,527	7,681	66,736	70,579

ROACE	22.4%	8.5%	12.4%	18.0%	16.8%

*	at replacement cost (excluding after-tax inventory effect).

— Twelve months ended December 31, 2010

in millions of euros	Upstream	Downstream	Chemicals	Segments	Group

Adjusted net operating income	8,597	1,168	857	10,622	10,748

Capital employed at 12/31/2009*	37,397	15,299	6,898	59,594	64,451

Capital employed at 12/31/2010*	43,972	15,561	7,312	66,845	70,866

ROACE	21.1%	7.6%	12.1%	16.8%	15.9%

*	at replacement cost (excluding after-tax inventory effect).

— Twelve months ended March 31, 2010

in millions of euros	Upstream	Downstream	Chemicals	Segments	Group

Adjusted net operating income	6,871	508	461	7,840	8,399

Capital employed at 3/31/2009*	35,027	13,095	7,175	55,297	61,688

Capital employed at 3/31/2010*	39,925	15,634	7,412	62,971	67,099

ROACE	18.3%	3.5%	6.3%	13.3%	13.0%

*	at replacement cost (excluding after-tax inventory effect)